SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the month of October, 1998


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA
--------------------------------------------------------------------------------

PetroFina S.A.                                                 October 30, 1998
Public Relations and Communication
----------------------------------

                          PetroFina's quarterly results

          PetroFina's share in Group unaudited operational profit at the end of September 1998 was BEF 16.1 billion, compared to BEF 18.1 billion in 1997. The unaudited profit was BEF 14.9 billion compared to BEF 17.9 billion in 1997 and the cash flow was BEF 43.3 billion compared to BEF
          44.4 billion in 1997.

          During this period, the Group's European refineries improved their throughput by 5% and the Fina network increased its sales by 6.2%. In unfavourable economic conditions, sales of polymers grew by an average of 1.4% in Europe and in the United States. In paints, the profits of the Sigma group grew by 22%. These positive developments, however, could not offset the effects of the collapse in crude oil prices, reduction in the gas price, lower refining margins in the United States and the decline in monomer margins in Europe.

          PetroFina's share in the unaudited profit for the third quarter of 1998 amounted to BEF 5.2 billion, compared to BEF 7 billion for the third quarter of 1997. Cash flow for the quarter was BEF 12.3 billion, compared to BEF 16.3 billion for the third quarter of 1997, which was particularly good.

          Operating performance for the third quarter was affected by the start-up problems with the Ekofisk II project, by planned shutdowns in the Groups chemical plants to enable investment works to be carried out and by some technical problems which led to a reduction in volumes produced and processed.

          During these three months, all the fundamental parameters of the oil industry were down compared to the corresponding period of 1997: crude oil prices fell by 33%, American gas prices fell by 17%, refining margins shrank by 13% in Europe and 36% in the United States and the dollar fell by 3% against BEF. In chemicals, monomer prices declined to levels close or equal to historic lows.

          The quarterly profits of the Group's various areas of operation carry the effects of these changes.

          UPSTREAM

          In the third quarter of 1998, the Group's oil production was 11.3 million barrels and its gas production was 40.4 billion cubic feet, compared to production of 14.3 million barrels and 50.8 billion cubic feet in the third quarter of 1997. This reduction was mainly due to the temporary shutdown of Ekofisk production to allow the new installations to be connected according to the Ekofisk II plan and due to technical problems which arose during start-up. The production should regain its normal level at the beginning of next year.

          In Angola, in deep offshore waters, the Group participated in the fourth discovery of oil in block 17, which confirms the extraordinary potential of this licence, where Fina holds 5%.

          In Italy, the Group has held a 25% participation in all the concessions covering the Tempa Rossa field since July, when Lasmo sold its interest in the field to its four partners who now each hold 25%.

          In Alaska, the Badami field, where PetroFina holds 30%, came on stream at the end of August, more than one month ahead of schedule. Production should reach 30,000 barrels per day.

          In the British sector of the North Sea, the Delilah gas field, where the Group holds 18.75%, became operational following its connection to the Hewett field infrastructure.

          DOWNSTREAM

          In the third quarter of 1998, Group refining throughput (excluding the Angola refinery) grew by 1.4% compared to the third quarter of 1997, reaching 681,000 barrels per day.

          Sales by the Fina network in Europe increased by 6% in a stagnant market.

          CHEMICALS

          The decline in chemical profits is due to lower monomer margins and programmed shutdowns to allow expansion work to take place.

          The Group concluded two agreements with the Solvay group covering industrial and technical cooperation in the area of high density polyethylene (HDPE): under the industrial agreement, the two groups will share the production facilities to be built in Belgium, one by Solvay and the other by PetroFina, in 2002 and 2005 respectively. The technical agreement provides PetroFina with access to a worldwide licence to produce HDPE using chrome catalysts, and the combining by both companies of research and development into metallocene and other catalysts to be used in HDPE.

          The Group has entered into an agreement with Mitsui Chemicals covering research and development in the area of polypropylenes produced using metallocene catalysts. This agreement, which extends and expands a long-standing collaboration, will accelerate the development and marketing of products with high added-value.


          PAINTS

          Profits of the Sigma group for the quarter grew by 10% compared to the same period in 1997. This continued recovery is due to Sigma's improved performance in the industrial paint sector in Europe and in the decorative paint sector in Belgium and France.

FINANCIAL HIGHLIGHTS THIRD QUARTER (*)
(IN MILLIONS BEF)


A. Recurrent Income per segment
                                                      North America         Europe and rest of       Consolidated
                                                                               the world
                                                   1997         1998        1997      1998            1997            1998

Upstream                                             413          31        6.489     2.952           6.902           2.983
Downstream                                         1.424        -170        3.359     3.373           4.783           3.203
Chemicals                                          1.192         938        1.865     1.125           3.057           2.063
Paints                                                                        502       554             502             554
Other activities                                    -239        -248         -287      -338            -526            -586
                                                   -----        ----          ---      ----            ----            ----

Operating income                                   2.790         551       11.928     7.666          14.718           8.217
Net financial charges                                                                                -1.204            -902
Taxes                                                                                                -6.208          -2.122
                                                                                                     ------          ------
Recurrent consolidated net income                                                                     7.306           5.193

PetroFina net income (recurrent)                                                                      7.020           5.177

Non recurrent charges and revenues                                                                     -114              55

Consolidated results                                                                                  7.192           5.248

PetroFina consolidated results                                                                        6.957           5.232

Minority interest                                                                                       235              16

B. non recurrent elements

Capital gains on assets sold

Upstream                                                         261                                                    261
Downstream                                                        10                                                     10

Non cash LIFO inventory write down

Downstream
Chemicals

Other non recurrent charges                                                  -114      -121            -114            -121

Taxes on non recurrent items                                     -95                                                    -95
                                                                 ---                                                    ---
Total non recurrent elements                                     176         -114      -121            -114              55

C. Cash flow                                                                                          16.286          12.257

D. Data per share (BEF per share)

Net earnings                                                                                            297             223
Cash flow                                                                                               695             522

Average number of shares outstanding                                                             23.420.432      23.459.772

E. Operating revenues
Upstream                                                                                             19.718          17.130
Downstream                                                                                          147.342         131.045
Chemicals                                                                                            23.853          18.434
Paints                                                                                                8.428           7.719
Other activities                                                                                         48             112
Inter-segment sales                                                                                 -14.667          -8.309
                                                                                                    -------          ------
Consolidated operating revenues                                                                     184.722         166.131

F. Operating data

Dollar average rate (BEF/USD)                                                                         37,31           36,36

Capital expenditure (Billion BEF)                                                                     10,66           14,95
Brent price (USD/barrel)                                                                              18,49           12,45
US gas price (USD per thousand                                                                         2,40            1,99
cubic feet)
Crude oil production (million barrels)                                                                14,30           11,30
Natural gas production (Billion cubic                                                                 50,80           40,40
feet)
Crude processed in refineries                                                                         8.382           8.499
(Thousand tons)
Crude oil refinery margin (USD/barrel)                                                                 2,50            2,18
Sales of petroleum products                                                                           9.516           9.879
(Thousand tons)
Polymer production (tons)                                                                           544.394         531.226

(*) Data related to 97 are restated in US GAAP


FINANCIAL HIGHLIGHTS AS AT 30TH SEPTEMBER (*)
(IN MILLIONS BEF)


A. Recurrent Income per segment
                                                  North America           Europe and rest of              Consolidated
                                                                              world
                                                1997           1998         1997           1998           1997          1998

Upstream                                        1.537            617       18.277          11.846         19.814        12.463
Downstream                                      2.535          1.108        7.648           7.689         10.183         8.797
Chemicals                                       3.822          3.712        5.022           4.726          8.844         8.438
Paints                                                                      1.319           1.607          1.319         1.607
Other activities                                 -634           -742         -717            -562         -1.351        -1.304
                                                 ----           ----         ----            ----         ------        ------
Operating income                                7.260          4.695       31.549          25.306         38.809        30.001
Net financial charges                                                                                     -3.588        -2.912
Taxes                                                                                                    -16.498       -10.607
                                                                                                          -------       -------

Recurrent consolidated net income                                                                         18.723        16.482

PetroFina net income (recurrent)                                                                          18.063        16.134

Non recurrent charges and revenues                                                                          -181        -1.296

Consolidated results                                                                                      18.542        15.186

PetroFina consolidated results                                                                            17.904        14.938
Minority interest                                                                                            635           248

B. non recurrent elements

Capital gains on assets sold

Upstream                                          284          1.358                         604             284         1.962
Downstream                                                        79                         965                         1.044

Non cash LIFO inventory write down

Downstream                                                      -531                      -2.013                        -2.544
Chemicals                                                     -1.738                                                    -1.738

Other non recurrent charges                                                  -365           -372            -365          -372

Taxes on non recurrent items                     -100            291                          61            -100           352
                                                 ----            ---                          --            ----           ---
Total non recurrent elements                      184           -541         -365           -755            -181        -1.296

C. Cash flow                                                                                               44.416        43.296

D. Data per share (BEF per share)

Net earnings                                                                                                 768           637


Cash flow                                                                                                  1.904         1.847

Average number of share                                                                               23.327.338    23.443.545
outstanding

E. Operating revenues

Upstream                                                                                                  55.833        63.984
Downstream                                                                                               416.676       402.383
Chemicals                                                                                                 68.619        58.971
Paints                                                                                                    23.385        23.964
Other activities                                                                                             103           386
Inter-segment sales                                                                                      -39.531       -30.681
                                                                                                         -------       -------

Consolidated operating revenues                                                                          525.085       519.007

F. Operating data
Dollar average rate (BEF/USD)                                                                              35,63         36,96
Financial debt (Billion BEF)                                                                               90,96         92,82
Capital expenditure (Billion BEF)                                                                          27,16         33,65
Brent price (USD/barrel)                                                                                    18,3         13,24
US gas price (USD per thousand cubic feet)                                                                  2,63          2,10
Crude oil production (million barrels)                                                                     38,91         38,00
Natural gas production (Billion cubic feet)                                                               151,31        142,56
Crude processed in refineries (Thousand tons)                                                              24877         25357
Crude oil refinery margin (USD/                                                                             2,43          2,54
barrel)
Sales of petroleum products                                                                               28.014        29.302
(Thousand tons)
Polymer production (tons)                                                                              1.616.642     1.639.641


(*) Data related to 97 are restated in US GAAP


FINANCIAL HIGHLIGHTS THIRD QUARTER(*)
(IN MILLIONS USD)


A. Recurrent Income per segment
                                                      North America         Europe and rest of     Consolidated
                                                                                  the world

                                                  1997        1998          1997       1998           1997             1998
Upstream                                          11,1         0,9          173,9      81,2           185,0            82,1
Downstream                                        38,2        -4,7           90,0      92,8           128,2            88,1
Chemicals                                         31,9        25,8           50,0      30,9            81,9            56,7
Paints                                                                       13,5      15,2            13,5            15,2
Other activities                                 -6,4         -6,8           -7,7      -9,3           -14,1           -16,1
                                                 -----        ----           ----      ----           -----           -----

Operating income                                  74,8        15,2          319,7     210,8           394,5           226,0
Net financial charges                                                                                 -32,3           -24,8
Taxes                                                                                                -166,4           -58,4
-----                                                                                                ------           -----
Recurrent consolidated net income                                                                     195,8           142,8

PetroFina net income (recurrent)                                                                      188,2           142,4

Non recurrent charges and revenues                                                                     -3,1             1,5

Consolidated results                                                                                  192,8           144,3

PetroFina consolidated results                                                                        186,5           143,9
Minority interest                                                                                       6,3             0,4

B. non recurrent elements

Capital gains on assets sold

Upstream                                                       7,2                                                      7,2
Downstream                                                     0,3                                                      0,3

Non cash LIFO inventory write down

Downstream
Chemicals

Other non recurrent charges                                                  -3,1      -3,3            -3,1            -3,3

Taxes on non recurrent items                                  -2,6                                                     -2,6
                                                              ----                                                     ----
Total non recurrent elements                                   4,8           -3,1      -3,3            -3,1             1,5

C. Cash flow                                                                                           436,5           337,1

D. Data per share (USD per share)

Net earnings                                                                                            8,0             6,1


Cash flow                                                                                              18,6            14,4

Average number of shares outstanding                                                             23.420.432      23.459.772

E. Operating revenues

Upstream                                                                                              528,5           471,1
Downstream                                                                                          3.949,1         3.604,1
Chemicals                                                                                             639,3           507,0
Paints                                                                                                225,9           212,3
Other activities                                                                                        1,3             3,1
Inter-segment sales                                                                                  -393,1          -228,5
                                                                                                     ------          ------
Consolidated operating revenues                                                                     4.951,0         4.569,1

F. Operating data

Dollar average rate (BEF/USD)                                                                         37,31           36,36

Capital expenditure (Billion USD)                                                                      0,29            0,41
Brent price (USD/barrel)                                                                              18,49           12,45
US gas price (USD per thousand                                                                         2,40            1,99
cubic feet)
Crude oil production (million barrels)                                                                14,30           11,30
Natural gas production (Billion cubic                                                                 50,80           40,40
feet)
Crude processed in refineries                                                                         8.382           8.499
(Thousand tons)
Crude oil refinery margin (USD/                                                                        2,50            2,18
barrel)
Sales of petroleum products                                                                           9.516           9.879
(Thousand tons)
Polymer production (tons)                                                                           544.394         531.226

(*) Data related to 97 are restated in US GAAP


FINANCIAL HIGHLIGHTS AS AT 30TH SEPTEMBER
(IN MILLIONS USD)


A. Recurrent Income per segment
                                                     North America       Europe and rest of              Consolidated
                                                                             the world
                                                   1997        1998          1997         1998          1997           1998

Upstream                                           43,1        16,7         513,0        320,5          556,1          337,2
Downstream                                         71,1        30,0         214,7        208,0          285,8          238,0
Chemicals                                         107,3       100,4         140,9        127,9          248,2          228,3
Paints                                                                       37,0         43,5           37,0           43,5
Other activities                                  -17,8       -20,1         -20,1        -15,2          -37,9          -35,3
                                                  -----       -----         -----        -----          -----          -----

Operating income                                  203,8       127,0         885,5        684,7        1.089,2          811,7
Net financial charges                                                                                  -100,7          -78,8
Taxes                                                                                                  -463,0         -287,0
                                                                                                       ------         ------
Recurrent consolidated net income                                                                       525,5          445,9

PetroFina net income (recurrent)                                                                        507,0          436,5

Non recurrent charges and revenues                                                                       -5,1          -35,1

Consolidated results                                                                                    520,4          410,9

PetroFina consolidated results                                                                          502,6          404,2
Minority interest                                                                                        17,8            6,7

B. non recurrent elements

Capital gains on assets sold

Upstream                                            8,0        36,7                       16,3            8,0           53,1
Downstream                                                      2,1                       26,1                          28,2

Non cash LIFO inventory write down

Downstream                                                    -14,4                      -54,5                         -68,8
Chemicals                                                     -47,0                                                    -47,0

Other non recurrent charges                                                 -10,2        -10,1          -10,2          -10,1

Taxes on non recurrent items                       -2,8         7,9                        1,7           -2,8            9,5
                                                   ----         ---                        ---           ----            ---
Total non recurrent elements                        5,2       -14,6         -10,2        -20,4           -5,1          -35,1

C. Cash flow                                                                                           1.246,6        1.171,4

D. Data per share (USD per share)


Net earnings                                                                                             21,5           17,2
Cash flow                                                                                                53,4           50,0

Average number of share outstanding                                                                23.327.338     23.443.545

E. Operating revenues

Upstream                                                                                              1.567,0        1.731,2
Downstream                                                                                           11.694,5       10.887,0
Chemicals                                                                                             1.925,9        1.595,5
Paints                                                                                                  656,3          648,4
Other activities                                                                                          2,9           10,4
Inter-segment sales                                                                                  -1.109,5         -830,1
                                                                                                     --------         ------

Consolidated operating revenues                                                                      14.737,2       14.042,4

F. Operating data

Dollar average rate (BEF/USD)                                                                           35,63          36,96
Financial debt (Billion USD)                                                                             2,50           2,69
Capital expenditure (Billion USD)                                                                        0,76           0.91
Brent price (USD/barrel)                                                                                18,30          13,24
US gas price (USD per thousand                                                                           2,63           2,10
cubic feet)
Crude oil production (million barrels)                                                                  40,40          40,20
Natural gas production (Billion cubic                                                                  157,00         146,90
feet)
Crude processed in refineries                                                                          24.877         25.357
(Thousand tons)
Crude oil refinery margin (USD/                                                                          2,43           2,54
barrel)
Sales of petroleum products                                                                            28.014         29.302
(Thousand tons)
Polymer production (tons)                                                                           1.616.642      1.639.641


(*)  Data related to 97 are restated in US GAAP

                                                      *  *  *

This press release is also available in French
This press release is also available in Flemish

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   January 21, 1999                     By:   /s/   Francois Vincke
        -----------------                          ---------------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General